LEHMAN BROTHERS Foreign Exchange Structuring

Filed Pursuant Rule 433

Registration No 333-121067

FX Resetting Range Note
(“EUR/USD Range Note with Resetting Ranges”)	Preliminary Terms and Conditions
100% Principal-Protected	March 28, 2006
Contact: +1 (212) 526 5641

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 18, 2005, the prospectus supplement dated May 18, 2005, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term. Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Summary Description

This note enables an investor to take a view on the trading range of the EUR/USD spot exchange rate (the Reference Exchange Rate). The investor would receive the maximum possible return on the note if the Reference Exchange Rate were to trade strictly within each Reference Range (or on either of the respective Range Boundaries) from and including the Start Date to, but excluding, the End Date of the respective Reference Range period. The maximum cumulative interest on this note is [10.0%] of the principal amount of the notes, which corresponds to a periodic interest payment of [2.5%] of the principal amount of the notes per Reference Range period. If, at any time from and including the Start Date to, but excluding, the End Date of a particular Reference Range period, the Reference Exchange Rate trades outside the respective Reference Range, then the investor would receive zero return for that period. If the Reference Exchange Rate trades outside the Reference Range at any point from and including the Start Date to, but excluding, the End Date of every Reference Range period, then the investor would receive zero return on the notes. The notes are 100% principal protected if held to maturity.

Issuer	Lehman Brothers Holdings Inc. (A1, A+, A+)

Identifier	CUSIP:	TBD

	ISIN:	TBD

Issue Size	TBD

Issue Price	100%

Principal Protection	100%

Trade Date	[April 12, 2006]

Issue Date	[April 24, 2006]

Valuation Date	For each Reference Range period, the Start Date for such period, or if such date is not a Valuation Business Day, subject to adjustment in accordance with the Valuation Business Day Convention.

Maturity Date	[April 24, 2007]

Reference Currency	Euro (EUR)

Reference Exchange Rate	The spot exchange rate for the Reference Currency quoted against the U.S. dollar expressed as number of USD per 1 EUR.

Reference Range(s)	Period	Start Date	End Date	Range Midpoint (RM)	Range Lower Boundary	Range Upper Boundary
	1	[April 12, 2006]	[July 12, 2006]	RM1	RM1-.0.05	RM2+0.05
	2	[July 12, 2006]	[October 12, 2006]	RM2	RM2 – 0.05	RM2 + 0.05
	3	[October 12, 2006]	[January 12, 2007]	RM3	RM3 – 0.05	RM3 + 0.05
	4	[January 12, 2007]	[April 12, 2007]	RM4	RM4 – 0.05	RM4 + 0.05

Each Start Date and End Date shall be Valuation Business Days, subject to adjustment in accordance with the Valuation Business Day Convention.

The Range Midpoint for the applicable Reference Range period is the Reference Exchange Rate observed on the Valuation Date for that period in accordance with the Settlement Rate Option (subject to the occurrence of a Price Source Unavailability Event).

Interest Amount	A single U.S. dollar payment on each corresponding Interest Payment Date equal to the principal amount of the notes multiplied by (subject to the occurrence of a Disruption Event):

[2.5%]

if the Reference Exchange Rate has traded strictly within the applicable Reference Range (or on either of the applicable Range Boundaries) from and including the applicable Start Date at 10.00 p.m. EST, to but excluding the applicable End Date  at  10.00 p.m. EST, as observed on the continuous trading EBS (Electronic Broking Service) Spot Dealing System; or

0%

if the Reference Exchange rate trades outside the applicable Reference Range on any day from and including the applicable Start Date at 10.00 p.m. EST, to but excluding the applicable End Date  at 10.00 p.m. EST.

The maximum possible cumulative Interest Amount is [10.0]% of the principal amount of each note.

Interest Payment Dates	[July 24, 2006, October 24, 2006, January 25, 2007, and April 24, 2007]

Redemption Amount	Principal Protection * principal amount of each note

Settlement Rate Option

The U.S. Dollar/Euro official fixing rate, expressed as the amount of U.S. Dollars per one Euro, for settlement in two Business Days reported by the Federal Reserve Bank of New York which appears on Reuters Screen 1FED to the right of the caption “EUR” at approximately 10.00 a.m. New York time, on the Valuation Date.

Valuation Business Day

Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close (including for dealings in foreign exchange in accordance with the practice of the foreign exchange market) in New York.

Business Day	New York

Business Day Convention	Following

Valuation Business Day Convention	Preceding

Disruption Event

Upon the occurrence of a Disruption Event with respect to the Reference Currency on any day during the term of the notes, the Calculation Agent shall determine the Interest Amount payable on each Interest Payment Date following the date on which the Disruption Event occurred in good faith and in a commercially reasonable manner.

A “Disruption Event” means any of the following events (other than a Price Source Unavailability Event), as determined in good faith by the Calculation Agent:

	(A)	the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible the conversion of the Reference Currency into USD through customary legal channels;

	(B)	the occurrence of any event causing the Reference Exchange Rate to be split into dual or multiple currency exchange rates; or

(C)

the occurrence and/or existence of any event (other than those set forth in (A) or (B) above or those constituting a Price Source Unavailability Event) with respect to the Reference Currency that prevents or makes impossible (x) the Calculation Agent’s ability to calculate the Interest Amount, (y) the Issuer’s fulfilment of its obligations under the notes, or (z) the ability of the Issuer or any of its affiliates through which it hedges its position under the notes to hedge such position or to unwind all or a material portion of such hedge.

Price Source Unavailability Event

Upon the occurrence of a Price Source Unavailability Event on any day in any Reference Range period or on the Valuation Date, as applicable, and in respect of any Price Source Unavailability Event other than with respect to the determination of any Range Midpoint, for so long as such Price Source Unavailability Event is continuing, the Reference Exchange Rate will be determined in accordance with the Fallback Rate Observation Methodology.

A “Price Source Unavailability Event” means, as determined in good faith by the Calculation Agent, the Reference Exchange Rate being unavailable, or the occurrence of an event (other than an event constituting a Disruption Event) that generally makes it impossible to obtain the Reference Exchange Rate, (a) for purposes of determining any related Range Midpoint on the relevant Valuation Date, in accordance with the Settlement Rate Option, or (b) on any day in any Reference Range period other than for purposes of determining any Range Midpoint, on the EBS (Electronic Broking Service) Spot Dealing System.

Fallback Rate Observation Methodology

In respect of a Price Source Unavailability Event occurring on any day in any Reference Range period (other than for purposes of determining any Range Midpoint on the relevant Valuation Date), the Reference Exchange Rate will be determined on a daily basis in accordance with the Settlement Rate Option on that day. If the Reference Exchange Rate is not available in accordance with the Settlement Rate Option on such day, or on the Valuation Date for the purposes of determining any Range Midpoint, the Reference Exchange Rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., New York City time, on the Valuation Business Day next succeeding that day for the purchase or sale for deposits in the Reference Currency by the New York offices of three leading banks engaged in the interbank market (selected in the sole discretion of the Calculation Agent) (the “Reference Banks”). If fewer than three Reference Banks provide spot quotations, then the Reference Exchange Rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., New York City time, on the relevant date from two Reference Banks (selected in the sole discretion of the Calculation Agent), for the purchase or sale for deposits in the Reference Currency. If these spot quotations are available from only one Reference Bank, then the Calculation Agent, in its sole discretion, will determine which quotation is available and reasonable to be used. If no spot quotation is available, then the Reference Exchange Rate will be determined by the Calculation Agent in good faith and in a commercially reasonable manner.

Calculation Agent	Lehman Brothers Inc.

Underwriter	Lehman Brothers Inc.

Settlement System	DTC

Listing	Not Applicable

Denominations	USD 10,000 and whole multiples of USD 5,000

Issue Type	US MTN

Risk Factors

There are significant risks associated with the note described above including, but not limited to, foreign exchange risk, interest rate risk, price risk, liquidity risk, redemption risk and credit risk. Investors should consult their own financial, legal, accounting and tax advisors about the risks associated with an investment in this note.

The Notes Are Subject to Foreign Exchange Rate Risk

The return on the notes is entirely dependent on the performance of the Reference Exchange Rate. If, at any point from and including the Start Date, to but excluding the End Date of each Reference Range period, the Reference Exchange Rate trades outside the corresponding Reference Range, then the Interest Amount for that Reference Range period will be zero, and an investor will not receive the maximum possible return on the note. If the Reference Exchange Rate trades outside the applicable Reference Range at any point during each Reference Range period, then the investor’s return on the notes will be zero. Additionally, although the notes are 100% principal-protected if held to maturity, selling the notes during a period in which the market’s perception of the probability of the Reference Exchange Rate trading outside the then-applicable Reference Range is high may result in a dollar price less than 100% of the applicable principal amount of notes sold. Selling this or any fixed income security prior to maturity may result in a dollar price less than 100%, and therefore a potential loss of principal.

The value of the Reference Currency relative to the U.S. dollar has in the past been, and may continue to be, volatile and may vary based on a number of interrelated factors, including economic, financial and political events that we cannot control. The value of the Reference Currency, which depends in part on the supply and demand for the Reference Currency, may be affected by political, economic, legal, accounting and tax matters specific to the countries in which the Reference Currency is circulated as legal tender. An investment in the notes may not be suitable for an investor unfamiliar with the exchange rate of the Reference Currency or the factors that affect movements in such exchange rate. Neither the offering of the notes nor any views which may from time to time be expressed by the issuer, Lehman Brothers Inc., or their affiliates in the ordinary course of their businesses with respect to future exchange rate movements constitutes a recommendation as to the merits of an investment in the notes. The trading value of the notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in trading value of the notes caused by another factor, and the effect of one factor may exacerbate the decrease in the trading value of the notes caused by another factor.

There Are Potential Conflicts of Interest between the Calculation Agent and Holders of the Notes

Lehman Brothers Inc., an affiliate of Lehman Brothers Holdings Inc., serves as Calculation Agent for the notes, and in such capacity will have discretion in making various determinations and calculations that affect the notes and the return on the notes. In particular, the Calculation Agent in its discretion will determine whether a Disruption Event has occurred and, upon the occurrence of a Disruption Event, will determine the Interest Amount payable on the notes on any Interest Payment Date following the date on which the Disruption Event occurred. The exercise of this discretion may present the Calculation Agent with a conflict of interest to the extent that the determinations made by the Calculation Agent in respect of the notes affect the payments due from Lehman Brothers Holdings Inc. under the notes, due to or from Lehman Brothers Holdings Inc. or any of its affiliates under the related hedge transaction or the value of the investments held by Lehman Brothers Holdings Inc.’s or any of its affiliates’ proprietary or managed accounts.

Trading and Other Transactions by Lehman Brothers in the Reference Currency May Impair the Value of the Notes

Lehman Brothers Holdings Inc. expects to hedge its obligations under the notes through one or more of its affiliates. This hedging activity will likely involve trading in the Reference Currency or in other instruments, such as options, swaps or futures, based on the Reference Currency. The cost of maintaining or adjusting this hedging activity could adversely affect the price at which your notes will trade in the secondary market. Moreover, this hedging activity may result in Lehman Brothers Holdings Inc. or its affiliates receiving a profit, even if the market value of the notes declines. Lehman Brothers Holdings Inc. and its affiliates also have issued or underwritten on behalf of other issuers, and in the future may issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in the level of the Reference Currency. By introducing competing products into the marketplace in this manner, Lehman Brothers Holdings Inc. or its affiliates could adversely affect the value of the notes.

Even Though Currency Trades Around-the-Clock, the Notes Will Not

The interbank market in foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for the notes will not conform to the hours during which the Reference Currency and the U.S. dollar are traded. Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the market price of the notes. The possibility of these movements should be taken into account in relating the value of the notes to those in the underlying foreign exchange markets.

The Market for the Notes is Illiquid

The notes will not be listed on any securities exchange, and there can be no assurance that there will be a secondary market for the notes. Lehman Brothers Inc. intends to make a market in the notes but is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes. Investors in the notes must be prepared to hold the notes until the Maturity Date.

Certain United States Federal Income Tax Consequences

Lehman Brothers Holdings Inc. believes that the notes provide for interest at an “objective rate” and therefore constitute “variable rate debt instruments.” Under such characterization, holders of the notes would report interest as ordinary income at the time it is paid or accrued in accordance with their method of accounting for tax purposes. There can be no assurance that the Internal Revenue Service (“IRS”) will agree with this treatment of the notes, and it is possible that the IRS could assert another treatment which could affect the amount, timing and character of income, gain or loss in respect of the notes. Investors who purchase the notes at a market discount or premium should consult their tax advisors regarding the appropriate rate of accrual or amortization for such market discount or premium. Investors should consult their tax advisors regarding possible alternative treatments of the notes, including the possible application of the contingent payment debt regulations. See “United States Federal Income Tax Consequences—Debt Securities— Consequences to United States Holders” in the prospectus dated May 18, 2005.

Historical Exchange Rate

The following chart shows the weekly spot exchange rates for EUR/USD, expressed as the amount of USD per one EUR, in the period from March 23, 2003 to March 26, 2006, using historical data obtained from Reuters. The historical data on EUR/USD spot exchange rate is not necessarily indicative of the future performance of the EUR/USD spot exchange rate or what the value of the notes may be. Fluctuations in exchange rates make it difficult to predict whether the Interest Amount will be payable on any Interest Payment Date. Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

Hypothetical Interest Payment Example

The following payment example presents hypothetical values for the Range Midpoints and hypothetical EUR/USD trading ranges with respect to each Reference Range period. The Range Midpoints and EUR/USD trading ranges have been chosen arbitrarily for the purpose of this example, are not associated with Lehman Brothers Research forecasts for EUR/USD and should not be taken as indicative of the future performance of EUR/USD. The actual Range Midpoints for each Reference Range period would be determined by observing Reuters page 1FED on the first day of that Reference Range period, in accordance with the Settlement Rate Option. The following payment example also assumes that the maximum Interest Amount per Reference Range period is set at 2.5% of the principal amount of the notes, making the maximum aggregate Interest Amount on the notes 10.0%. The actual Interest Amount per Reference Range period will also be set on the Trade Date.

Reference Range Period	Range Midpoint	Range Lower Boundary	Range Upper Boundary	EUR/USD Trading Range during each Reference Range Period	Interest Payment	Cumulative Interest Payment
0-3 Months	1.2200	1.1700	1.2624	1.1701-1.2150	2.5%	2.5%
3-6 Months	1.2000	1.1500	1.2500	1.1612-1.2480	2.5%	5.0%
6-9 Months	1.2100	1.1600	1.2500	1.1565-1.2000	0%	5.0%
9-12 Months	1.1700	1.1200	1.2200	1.1295-1.1898	2.5%	7.5%

As shown in the above example, the Range Midpoints are reset quarterly, with the related upper and lower boundaries correspondingly reset to Range Midpoint +/- 0.0500 (total range width is 0.1000). In the example above, EUR/USD traded strictly within the Reference Range for the periods of 0-3 months, 3-6 months, and 9-12 months. Thus the Interest Amount for each of these periods is 2.5% times the principal amount of the notes, resulting in a cumulative Interest Amount over the life of the notes of 7.5% of the principal amount. The maximum cumulative Interest Amount of 10.0% was not achieved in the above example because EUR/USD traded outside the associated Reference Range for the 6-9 month period.